December 14, 1995





Re:  Decade's Monthly Income & Appreciation Fund
     Offer to Purchase Limited Partnership Interests

Dear Investor:

     Enclosed with this letter is a Second Supplemental Letter to all Limited Partners to provide additional information with respect to the Offer to Purchase Limited Partnership Interests dated November 21, 1995. The Second Supplemental Letter provides additional information with respect to the proposed mortgage financing on The Meadows I Apartments, and assuming such financing is arranged, an increase in the minimum number of Interests to be purchased from 1,313 to 3,707, and the extension of the Offer from December 21, 1995 to December 29, 1995.

     Please note. The Offer by the Partnership to purchase your Limited Partnership Interests for cash has been extended and will expire at 12:00 midnight, Milwaukee, Wisconsin time on Friday, December 29, 1995 (unless otherwise extended by the Partnership). If you have not already accepted the Offer, and wish to do so, you must sign and timely return the Letter of Acceptance.

     Please note that our office will be open until noon, Milwaukee, Wisconsin time, on Friday December 29, 1995. Our fax machine (414-792-0808) will be available to receive your Letter of Acceptance after office hours through 12:00 midnight, Milwaukee, Wisconsin time.

     Should you have any questions, please feel free to call me.

                                   Very truly yours,



                                   Michael Sweet
                                   Partnership Manager

MS/mt
Enclosure